Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 7, 2007	September 8, 2006
Income from continuing operations before income taxes and minority interest (1)	$627	$714
Income related to equity method investees	(9)	(2)

	618	712
Add/(deduct):
Fixed charges	224	161
Interest capitalized	(31)	(20)
Distributed income of equity method investees	17	13
Minority interest in pre-tax loss	1	6

Earnings available for fixed charges	$829	$872

Fixed charges:
Interest expensed and capitalized (2)	$158	$106
Estimate of interest within rent expense	66	55

Total fixed charges	$224	$161

Ratio of earnings to fixed charges	3.7	5.4

(1)

Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $98 million, net earn-out payments made of $31 million, and interest expense of $11 million for the thirty-six weeks ended September 7, 2007; and an operating loss of $43 million, net earn-out payments received of $2 million, and interest expense of $1 million for the thirty-six weeks ended September 8, 2006.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12